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                                 [LETTERHEAD OF
               MELTZER, LIPPE, GOLDSTEIN, WOLF & SCHLISSEL, P.C.]






                                  March 12, 1999



Thermwood
Old Buffaloville Road
Dale, Indiana 47523

Gentlemen:

         You have asked for my opinion regarding the principal Federal income tax consequences to shareholders who participate in the exchange offer by Thermwood Corporation. My opinion deals with the salient Federal income tax issues with respect to individuals who are citizens and residents of the United States. My opinion does not deal with State tax law consequences. Also, my opinion does not deal with the tax treatment of employee stock option holders who tender their options or stock acquired by reason of the exercise of employee stock options, it being my understanding that this will not occur.

         Pursuant to the prospectus describing the exchange offer, Thermwood intends to issue 15-year debentures to each tendering shareholder in the principal amount of $11.00, times the number of shares that Thermwood will acquire from each such shareholder. Thermwood intends to acquire all shares tendered unless it receives valid tenders for more than 750,000 shares. If Thermwood receives tenders for more than 750,000 shares, after accepting tenders from shareholders who own less than 100 shares and tender all of their shares, it will pro rate the number of tendered shares it will exchange from each tendering shareholder. Thus, it is possible for shareholders to transfer some or all of their stock pursuant to the offer and it is also possible that, notwithstanding a shareholders desire to sell all of his or her shares, Thermwood will only purchase a pro rata portion of such shares.

         When a shareholder transfers stock to the issuing corporation in exchange for money or other property, depending on the facts and circumstances of each case, the transaction may resemble either an ordinary sale of stock to an outsider at arm's-length or the receipt by the shareholder of a distribution from the corporation that may be a dividend depending on corporate current and accumulated earnings and profits. In determining whether the transaction is a redemption or a distribution, the rules of Section 302 of the Code apply.
(Unless otherwise specified, any
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section referred to in this opinion is a section of the Internal Revenue Code of
1986, as amended.)

         Section 302(a) provides that if the redemption satisfies any one of the four tests contained in section 302(b), the redemption will be treated as a distribution in part or full payment in exchange for the stock (i.e., as a sale transaction). If none of the Section 302(b) tests are satisfied, section 302(d) provides that the redemption will be treated as a distribution of property to which Section 301 applies. The four tests of Section 302(b) for exchange treatment are:

         1. A redemption that is not essentially equivalent to a dividend under
Section 302(b)(1);

         2. A substantially disproportionate redemption under Section 302(b)(2);

         3. A redemption of all the shareholder's stock under Section 302(b)(3);

         4. A partial liquidation for non-corporate shareholders described in
Section 302(b)(4). Based on the facts in the proposed transaction, the redemption will not be a partial liquidation since the change in share ownership is not related to a contraction of the business.

         The four tests are not mutually exclusive -- it is possible to satisfy one or more simultaneously. Moreover, the tests must be applied with respect to each shareholder, so that it is possible that a redemption will qualify as a sale or exchange as to certain shareholders, but not others.

         The tests of Section 302 are applied at the time "the redemption" occurs. The time that a redemption occurs is not always easy to pinpoint and the case law has not yet produced consistently applied rules for determining such time. However, based on the facts in the instant case, it would appear that the surrender by a shareholder owning less than 100 shares of his stock will be the time the redemption takes place with respect to them and for other shareholders it will be the time that Thermwood determines the number of shares it will redeem. Cf. Lisle v. Comma'r. TC Memo 1976-140.

Attribution Rules

         In determining whether a redemption qualifies as an exchange under Sections 302(b)(1) through 302(b)(3), which are concerned with the degree of decrease in the shareholder's voting control of the corporation, the constructive ownership rules of Section 318(a) must be taken into account. These rules attribute stock

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owned by one person to another on the basis of various relationships. By virtue of Section 318(a), a taxpayer is considered to own stock owned by various other persons or entities. The types of attribution prescribed by Section 318 may be divided into attribution (1) from one member of a family to another; (2) from an entity, such as a trust or corporation, to persons beneficially interested in such entity or vice versa; and (3) from an entity to its owners or beneficiaries and from them to members of their family (or, conversely, from family members to beneficiaries and thence up to the entity). There are also rules which determine when options to acquire stock will be treated as ownership of the stock subject to the option.

         In general, the constructive ownership rules have a material impact on redemptions from members of the family that own closely held businesses and, therefore, should not be expected to have an impact on transactions involving non-family owners of a company, whose stock is publicly traded, such as Thermwood.

Redemption with Debentures

         In certain cases in which debentures or other credit instruments are exchanged for stock, the Internal Revenue Service has been reluctant to approve such redemptions if there is either a possibility of recapture of the redeemed stock upon default by the corporation or where the payout term is unreasonably long. See, e.g., Rev. Proc. 93-3 1993-1 IRB 71. However, the courts have held even under those circumstances that a shareholder's proprietary interest is terminated. See, for example, Estate of Mathis, 47 T.C. 248 (1966) (acq); see, also, Gordon Erickson, 56 T.C. 1112 (1971) (Acq.). It is my opinion, based on the facts of the exchange of Thermwood stock for the debentures to be issued by Thermwood, that the transaction will be treated as a reduction in the stock ownership of the exchanging shareholders.

Substantially Disproportionate Redemptions -- Section 302(b)(2)

         Section 302(b)(2) treats a "substantially disproportionate" redemption as a sale of stock rather than as a Section 301 ordinary dividend distribution. In order to qualify as substantially disproportionate, the redemption must satisfy three requirements:

         1. Immediately after the redemption, the shareholder must own less than 50 percent of the total combined voting power of all classes of outstanding stock entitled to vote;

         2. The shareholder's percentage of the total outstanding voting stock immediately after the redemption must be less than 80 percent of his percentage of ownership of such stock immediately before the redemption; and

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         3. The shareholder's percentage of outstanding common stock (voting or non-voting) after the redemption must be less than 80 percent of the shareholder's percentage of ownership before the redemption.

         Based on the anticipated share ownership after the redemption, the test described in 1 above will be met as to all tendering shareholders. However, tests 2 and 3 above are applied on a shareholder-by-shareholder basis. In making the calculation, Section 302(b)(2) is applied by reference to the total shares left outstanding after all shares exchanged in the redemption are taken into account. Therefore, depending upon the number of shares tendered and redeemed by Thermwood, the redemption may be substantially disproportionate as to one shareholder but not to others. As noted above, the constructive ownership rules of Section 318 are applicable in determining whether a redemption is substantially disproportionate under Section 302(b)(2). Assuming that the constructive ownership rules do not apply to a particular shareholder, the shareholder can readily calculate whether the reduction in his or her ownership meets the mathematical tests of Section 302(b)(2) after determining the numbers of Thermwood shares remaining outstanding after the transaction. In addition, assuming the constructive ownership rules do not apply, any shareholder who owns less than 100 shares and tenders all of their shares, the redemption will be treated as a sale or exchange under both Section 302(b)(2) and Section 302(b)(3) discussed below.

Termination of Shareholders Entire Interest Under Section 302(b)(3)

         Section 302(b)(3) provides that a redemption must be treated as a sale if it "is in complete redemption of all of the stock of the corporation owned by the shareholder." If unrelated persons own the stock which is being redeemed, a redemption of all of the voting stock of such a shareholder will qualify under
Section 302(b)(2) described hereinbefore and should also qualify under Section 302(b)(3). However, in order to qualify under Section 302(b)(3), a redemption must completely terminate the shareholder's proprietary interest in the corporation. Thus, if a shareholder does not tender all of his or her shares, or if Thermwood pro rates its acquisition of such shareholders shares because more than 750,000 shares are tendered, Section 302(b)(3) would not apply to the exchange.

Redemptions Not Essentially Equivalent to Dividends under Section
302(b)(1)

         Section 302(b)(1) provides that a redemption will be treated as a sale of the redeemed stock if it is not "essentially equivalent to a dividend." Under this provision, a redemption

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that fails to qualify for exchange treatment under Section 302(b)(2)
(substantially disproportionate redemption or Section 302(b)(3) (complete termination of shareholder's interest) can qualify by satisfying the standards of Section 302(b)(1). The major Supreme Court case in the area of Section 302(b)(1) redemptions is U.S. v. Davis 397 U.S. 301 reg'g denied 392 U.S. 1021
(1970). The Court stated that the basic test under Section 302(b)(1) is whether the redemption results "in a meaningful reduction of the shareholder's proportionate interest in the corporation." No guidelines were furnished, however as to when a reduction in interest is "meaningful."

         A redemption is tested under Section 302(b)(1) solely by reference to the shareholder's stock ownership, and the attributes of such ownership, before and after the exchange. A redemption can be described in Section 302(b)(1), even if the shareholder retains an interest in the corporation, either directly or by attribution. The only requirement under Section 302(b)(1) is that enough of a reduction in the shareholder's stock ownership occur so that his rights and his influence as a shareholder are reduced sufficiently to persuade the Service or the courts that there has been a "meaningful" reduction in his stock ownership interest.

Consequences of Section 301 Treatment

         If none of the tests of Section 302(b) are satisfied, Section 302(d) provides that the redemption will be treated as a distribution to which Section 301 applies. A Section 301 distribution is a "dividend" if made by a corporation "out of" earnings and profits (E&P) accumulated after February 13, 1913 (or such fewer years as a company has been in business), or "out of" E&P of the taxable year. See Sections 301(c)(1) and 316(a). To the extent the amount of the distribution exceeds E&P, Section 301(c)(2) provides that the balance of the distribution "shall be applied against and reduce the adjusted basis of the stock." Next, under Section 301(c)(3)(A), the portion of the distribution "which is a dividend, to the extent that it exceeds the adjusted basis of the stock, shall be treated as gain from the sale or exchange of property." In most situations, if the stock is a capital asset in the shareholder's hands and if the required holding period is satisfied, any gain under Section 301(c)(3)(A) will be long-term capital gain.

         The language of Section 301(c) does not make clear whether, before reporting capital gain, the shareholder can "recover' tax free his aggregate basis in all the stock he owns in the corporation, or whether he must apply the basis recovery rule share-by-share on block-by-block in situations where the shareholder acquired his shares at different cost bases. The weight of authority appears to require the recipient of a Section 301 distribution first to apply it against his ratable share of E&P (determined by reference to the shareholder's total percentage

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interest in the corporation); then, to apply the balance of the distribution as a non-taxable "recovery" of his cost basis in his stock -- for this purpose, allocating the distribution between or among different blocks acquired at different bases; and, finally, to report any unabsorbed balance as a gain from the sale or exchange of property. See, e.g., Johnson v. U.S., 435 F.2d 1257 (4th Cir. 1971) rev'g 303 F.Supp 1 (E.D. Va. 1969).

         Some commentators believe, however, that "plausible" arguments could be advanced for allowing a shareholder to recover his aggregate basis under Section 301(c)(2) before capital gain must be reported under Section 301(c)(3). See, Bittker J. Eustice, Federal Income Taxation of Corporations and Shareholders, P.
7.02 (6th Ed. 1994)

         In summary, shareholders of Thermwood tendering their shares in exchange for its debentures will be able to determine whether the transaction will be treated as a sale or exchange of their shares by determining whether they satisfy the mathematical test of Section 302(b)(2). If they do not, they will still qualify for sale or exchange treatment under Section 302(b)(1) if they have reduced their stock interest sufficiently to persuade the Service that there has been a "meaningful reduction" with such interest.

         As a statutorily deemed "exchange" transaction, the redemption is subject to the provisions of Section 1001 of the Code. The shareholder's gain or loss is computed as if the stock were sold to a third party. Thus, the amount received for the stock in the case of a cash basis taxpayer will be equal to the fair market value of the debenture, rather than its face amount. A different measurement amount realized applies, according to the IRS, to shareholders, individual or corporate, using the accrual method of accounting. Accrual method taxpayers who sell property and receive a debt instrument of the acquirer must take the obligation into account at its face amount rather than at its fair market value whether the transaction is treated as an exchange or a distribution.

         Section 483 of the Code denies installment reporting treatment, among other things, to the purchase of publicly traded stock. See, Section 453(k)(2)(A). Accordingly, shareholders will be required to report income from the exchange prior to the receipt of payments of the principal of the debentures.

Capital Gains, etc.

         As a statutorily deemed "exchange" transaction a redemption is subject to the provisions of Section 1001. Under Section 1001 of the Code, gain or loss will be recognized by a shareholder in an amount equal to the difference between the amount received in the redemption and the adjusted basis of the common stock

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surrendered. Provided that the common stock is a capital asset in the hands of such shareholder, the gain or loss, if any, will constitute capital gain or loss. The gain or loss will be long-term capital gain or loss if the shareholder will have held, or be deemed to have held, his or her common stock for more than one year as of the time of the redemption.

         Long-term capital gain for non-corporate taxpayers is generally taxed at a maximum rate of 20%. Capital losses are deductible generally only to the extent of capital gains.

         Capital gain and dividends are also included in alternative minimum taxable income, which may be subject to a special minimum tax at a 26% or 28% rate, to the extent the minimum tax exceeds regular tax liabilities. Alternative minimum taxable income is reduced by various exemption amounts, which are phased out above certain levels.

         Special taxation and withholding rules may apply to any shareholder that is a non-resident alien or a foreign corporation. These rules are beyond the scope of this Opinion and should be discussed with a personal tax advisor.

Original Issues Discount

         The debentures can be expected to be subject to the original issue discount tax rules, since there is an expectation that the debentures will sell at a discount to their face amount. The effect of the OID rules is to treat the borrower (Thermwood) as having paid semi-annually to the lender (the debenture holder) the interest accruing on the outstanding principal balance of the loan. In general, the effect of OID is to permit the borrower to deduct as interest expense and to require the lender (the debenture holder) to include in income as interest, amounts of OID which have accrued but which have not been paid. Thus, the holder of the debt instrument if taxable may have to include in income for tax purposes interest in excess of the cash interest payment payable under the debenture.

         The debenture is subject to the operative rules of Section 1272 and 163(e)(1) only if there is OID on the instrument. There is OID on the instrument if its "stated redemption price at maturity" exceeds its "issue price." A de minimus exception provides that OID is deemed to be zero if this excess is less than one quarter of one percent, multiplied by the number of complete years from issue to maturity.

         The regulations define the "stated redemption price at maturity" as the sum of all payments provided by the debt instrument other than qualified stated interest payments. Regs. Section 11273-1(b). Thus, the issue price of the debentures can

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be expected to be eleven dollars multiplied by the number of shares redeemed.

         It is expected that both the Thermwood stock and the Thermwood debentures will be traded on an established market as that term is defined in
Section 1.1273-2(f)(3) of the Income Tax Regulations. In such a case, Regulation Sections 1.1273-2(f) and 1.1273-2(b)(1), provide that the issue price for the purpose of determining OID of a debenture is the fair market value of the debt instrument, determined as of the date the debentures are issued.

         Under Sections 163(e)(1) and 1726(a), original issue discount ("OID") is allocated on a constant - interest or economic yield basis over the life of the debt instrument (i.e., the Thermwood debenture). The premise of the OID rules is that, for Federal income tax purposes, an obligation issued at a discount should be treated like an obligation issued at par requiring the current payments of interest. Accordingly, the effect of the OID rules is to treat the borrower as having paid semi-annually to the lender the interest accruing on the outstanding principal balance of the loan, thereby permitting the borrower to deduct as interest expense and requiring the lender to include in income such interest which has accrued but is unpaid. The lender is then deemed to have lent the accrued interest back to the borrower, who in subsequent periods is deemed to pay interest on this amount as well as the principal balance.

         If there is a difference between the issue price and the stated redemption price at maturity of the debentures and the difference is not de minimus, the total OID is first allocated among accrual periods and then is prorated on a daily basis within each period. For each taxable year, a holder usually must include in gross income the OID assigned to those days within the taxable year on which the instrument was held.

         A holder's basis for a debt instrument is increased under Section 1272(d)(2) by all OID included in the holder's gross income under these rules. Thus, a holder who buys at original issue and holds to maturity has no gain or loss when the instrument is paid, since the OID will already have been taken into account. The holder similarly has no gain or loss on a sale before maturity, provided the sale price equals the issue price of the bonds plus the accrued OID. Otherwise, the holder will ordinarily realize capital gain or loss on the sale.

         If an OID instrument is transferred by the original holder during its term, the OID is not recomputed to reflect the premium paid by the buyer for the increase in the bonds value. Instead, the transferee steps into the original holder's shoes and continues to report the OID as originally determined.

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Accordingly, the presence of OID in a debt instrument could have an impact on its marketability.

         Congress has singled out certain high yield OID debt obligations for special adverse tax treatment to the issuer. These debt obligations are called "applicable high yield discount obligations." (AHYDO). Section 163(e)(5)(ii) provides that the corporate issuer must defer the deductibility of its interest on the obligation until actual payment. Section 163(e)(5)(A)(i) also treats "excessive" OID (i.e., OID in excess of six points over the applicable federal rate on these obligations as a nondeductible dividend equivalent amount, but allows corporate holders to claim the Section 243 dividends - received deduction on such amounts under Section 163(e)(5)(B). These changes do not change the requirement that the holder include OID income as it accrues as discussed hereinbefore.

         The general rule is that an "applicable high yield debt instrument" is one which:

         (1) has a maturity date more than five (5) years from the date of issue;

         (2) The yield to maturity on the instrument must equal or exceed the sum of the applicable Federal rate for the calendar month in which the obligation is issued plus five percentage points, and

         (3) has significant OID. An instrument has significant OID if the aggregate amount that would be includible in gross income with respect to the instrument before the close of any accrual period ending more than five years after the date of issue exceeds the sum of (a) the aggregate amount of interest not be paid under the instrument before the close of such accrual period and (2) the product of the issue price of such instrument and its yield to maturity.

Market Discount

         In 1984, Congress enacted Sections 1276 and 1278 which require gain on the disposition of market discount bonds to be reported as ordinary income to the extent of the accrued market discount. Sections 1276 and 1278 apply to any "market discount bond" defined to include debentures if its stated redemption price at maturity exceeds its basis immediately after acquisition by more than a de minimus amount. In computing market discount Section 1278(a)(2)(B) makes an adjustment for any OID that accrues (and hence, is taxable) between the taxpayer's acquisition of the instrument and the instruments maturity.

         Section 1278(a)(1)(D) generally excludes bonds acquired at original issue from the market discount rules described above and

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that exclusion will apply to the acquisition of Thermwood debentures by tendering shareholders at the initial issuance of such debentures.

         I hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to me under the heading "Legal Matters" in the Prospectus included in the Registration Statement. In giving such consent, I do not thereby admit that I am an "expert" within the meaning of the Act or the rules and regulations of the Securities and Exchange Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

                                                     Very truly yours,



                                                     /s/Richard Reichler

RR/sbk

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